Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo MELBOURNE • SYDNEY

October 1, 2020

VIA EDGAR

Office of Real Estate & Construction,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:      Ruairi Regan

Re:	CONX Corp. Confidential Draft Registration Statement on Form S-1 Submitted September 3, 2020 CIK No. 0001823000

Ladies and Gentlemen:

On behalf of CONX Corp. (the “Company”), this letter responds to the comments in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 30, 2020, to Jason Kiser, Chief Executive Officer of the Company, concerning the Company’s Draft Registration Statement on Form S-1, confidentially submitted pursuant to the Securities Act of 1933, as amended, on September 3, 2020 (the “Draft Registration Statement”). Enclosed please find copies of the Registration Statement publicly filed on Form S-1 (the “Registration Statement”), marked to show changes from the Draft Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments and include other changes that are intended to update, clarify and render more complete the information contained therein. The Company is concurrently filing via EDGAR the Registration Statement for review by the Staff.

Securities and Exchange Commission October 1, 2020

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 submitted September 3, 2020

Cover Page

1.	We note you have a dual class structure, with Class B common stock having 10 votes per share and Class A common stock having one vote per share, and that your initial stockholders will hold approximately 71.4% of the voting power of your outstanding shares of common stock immediately following the closing of this offering, including, if submitted to a vote of your stockholders, your initial business combination. Please revise the cover page and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 17, 64 and 125 of the Registration Statement in response to the Staff’s comment.

2.	Please disclose on the cover page that you are a controlled company and, as a result, holders of Class B shares will be able to control any action requiring the approval of your stockholders, including the election of your board of directors, the adoption of amendments to your certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of your assets or other major corporate transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission October 1, 2020

Founder Shares, page 124

3.	You state that the founder shares are not transferable, assignable or salable, subject to certain exceptions, until specified dates. Please discuss the limited exceptions and clarify whether the transfer of Class B shares may trigger mandatory conversion of the shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 of the Registration Statement in response to the Staff’s comment.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me on (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Maryse Mills-Apenteng

(Securities and Exchange Commission)

Jason Kiser

(CONX Corp.)